Fibrocell Science, Inc.

405 Eagleview Blvd.

Exton, PA 19341

November 19, 2012

Jeffrey Riedler

Assistant Director

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Fibrocell Science, Inc.

Registration Statement on Form S-1 (File No. 333-183791) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Fibrocell Science, Inc. (the “Company”), respectfully requests that the effective date of its Registration Statement be accelerated and that such Registration Statement become effective at 12:00 P.M., Washington, D.C. time, on November 20, 2012, or as soon thereafter as practicable.

Furthermore, please be advised of the following:

The Company acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company also represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, it does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Any questions should be addressed to Cavas Pavri at Cozen O’Connor at (215) 665-5542.

Very Truly Yours,

Fibrocell Science, Inc.

/s/ Declan Daly
By:	Declan Daly
Chief Financial Officer